FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 27, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated April 27, 2006 announcing first quarter financial results for the period ending March 31, 2006	3

Signature	23

NEWS RELEASE
FOR IMMEDIATE RELEASE

Biomira Company Contacts: Edward Taylor Vice President Finance and Administration & Chief Financial Officer (780) 490-2806	Bill Wickson Director, Communications & Investor Relations (780) 490-2818 bwickson@biomira.com

U.S. Media Contact: Jonathan Birt Financial Dynamics (212) 850-5634 jbirt@fd-us.com	U.S. Investor Contact: John Capodanno Financial Dynamics (212) 850-5705 jcapodanno@fd-us.com

BIOMIRA INC. ANNOUNCES FIRST QUARTER 2006 RESULTS

EDMONTON, ALBERTA, CANADA - April 27, 2006 - Biomira Inc. (Nasdaq:BIOM) (TSX:BRA), a leading developer of cancer vaccines, today reported financial results for the three months ended March 31, 2006.

Highlights
•
Financial results for the three months ended March 31, 2006 reflect a consolidated net loss from operations of $5.8 million or $0.07 per share compared to $4.4 million or $0.06 per share for the same period in 2005. The increased net loss of $1.4 million in 2006 arises from lower revenues of $0.4 million and lower investment and other income of $0.2 million, combined with increases in research and development expenditures of $0.4 million and general and administrative expenses of $0.4 million.

•
In January 2006, Biomira announced the signing of a letter of intent to amend the agreements governing the collaboration between Biomira and Merck KGaA of Darmstadt, Germany for Stimuvax® (formerly BLP25 Liposome Vaccine (L-BLP25)). Under the letter of intent, approved by the Boards of both Companies, effective March 1, 2006 Merck will assume most of the administrative and financial responsibility for the development and commercialization of Stimuvax®, including the planned phase 3 trial in non-small cell lung cancer, which is expected to commence in the summer of 2006. Merck also plans to investigate the use of Stimuvax® to treat other types of cancer. In return Biomira’s co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck has agreed to pay on its sales of Stimuvax® in markets outside of North America. The Companies are currently in the process of revising the agreements governing the collaboration.

•	In January, Biomira announced the completion of a U.S. $16.07 million financing.
•	Biomira has resolved an accelerated stability issue discovered earlier during the manufacturing process of Stimuvax®. Manufacturing for the phase 3 study has now recommenced.

Additionally, on April 3rd, Biomira announced that Alex McPherson, M.D., Ph.D. will step down as the Company’s President and Chief Executive Officer following the Annual General Meeting scheduled for May 17, 2006. The Board has initiated a search process for Dr. McPherson’s successor. An interim succession plan has been put in place, should it be necessary.

“Our recently revised arrangements, pursuant to the letter of intent, with Merck KGaA was a significant and positive development for the progress of Stimuvax®, for patients and for the future of Biomira,” said Dr. Alex McPherson, M.D., Ph.D., President and CEO of Biomira. “Not only does Biomira retain upside potential from a successful product candidate, but our risk is greatly reduced. The revised arrangement, along with the U.S. $16.07 million, before issue costs, we raised earlier this year, should provide sufficient funding as we now focus on developing our follow-on vaccine, BGLP40, and on building our pipeline. This is an exciting time in the evolution of Biomira, as the Company seeks a next generation of leadership to focus on new growth opportunities.”

Financial Update
Financial results for the three months ended March 31, 2006 reflect a consolidated net loss from operations of $5.8 million or $0.07 per share compared to $4.4 million or $0.06 per share for the same period in 2005. The increased net loss of $1.4 million in 2006 arises from lower revenues of $0.4 million and lower investment and other income of $0.2 million, combined with increases in research and development expenditures of $0.4 million and general and administrative expenses of $0.4 million. The increase in expenses primarily relates to workforce reduction costs of $1.4 million partially offset by decreased clinical expenditures in anticipation of finalizing the amendments to the agreements governing the collaboration with Merck for Stimuvax®.

In January 2006, Biomira raised U.S. $16.07 million (CDN. $18.4 million), before issue costs, by issuing 10,572,368 units, each unit consisting of one common share and 0.25 of a warrant, at an issue price of U.S. $1.52. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of U.S. $2.50. The warrants have a 42 month term and a no-exercise period of six months.

As at March 31, 2006, Biomira’s cash and cash equivalents and short-term investments were $33.8 million compared to $21.4 million at the end of 2005, an increase of $12.4 million or 58%.

For a further discussion of the Company’s financial results for the three months ended March 31, 2006, please refer to the Company’s unaudited consolidated financial statements and the Company’s Management Discussion & Analysis of Financial Condition and Results of Operations included in this news release.

Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), prepared as at April 14, 2006, should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the three months ended March 31, 2006, included hereafter, as well as the audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2005. Except as discussed below, all other factors referred to and discussed in the MD&A for fiscal 2005 remain substantially unchanged.

Overview of the Business
Biomira Inc. is an international biotechnology company headquartered in Canada operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. Our research and development efforts are currently focused on our core competency in immunotherapeutics, particularly developing synthetic vaccines and novel strategies for cancer immunotherapy. Our strategic mission is to build a sustainable and profitable company by bringing patients innovative, targeted therapeutics that extends quality and duration of life.

Biomira/Merck KGaA Collaboration
In January 2006, we announced the signing of a letter of intent to amend the agreements governing the collaboration between the Company and Merck KGaA (Merck) of Darmstadt, Germany for Stimuvax® (formerly BLP25 Liposome Vaccine), currently in development for the treatment of non-small cell lung cancer (NSCLC). Under the letter of intent, approved by the Boards of both Companies, effective March 1, 2006 Merck will assume most of the administrative and financial responsibility for the development and commercialization of Stimuvax®, including the planned phase 3 trial in NSCLC, which is expected to commence in the summer of 2006. Merck also plans to investigate the use of Stimuvax® to treat other types of cancer.

In return, under the letter of intent, our co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck has agreed to pay on its sales of Stimuvax® in markets outside of North America (the Rest of World (ROW)). The royalty and other arrangements with respect to the ROW will remain generally unchanged (Merck to assume a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck pursuant to the collaboration will remain essentially the same. The agreed upon royalty rate for the U.S. territory reflects the current stage and promise of Stimuvax®.

Under the letter of intent, we will retain responsibility for manufacturing Stimuvax®, both for clinical trials and following any marketing approval. The existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory.

The Companies are currently in the process of revising the agreements governing the collaboration.

Stimuvax®
Corporate resources in the first quarter of 2006 were primarily directed towards transition activities related to Stimuvax®. Transition teams have now been established by both Biomira and Merck and the task of transitioning most of the operational, administrative and financial responsibilities for the development of Stimuvax® has commenced. It is anticipated that it will take at least 6 months from the initial transition date of March 1, 2006 to complete these activities.

In September 2005, Biomira and Merck announced a change to the anticipated timetable for the start of the planned Stimuvax® phase 3 study in the treatment of NSCLC due to an accelerated stability issue discovered during the manufacturing of the vaccine to be used in the phase 3 trial. Further testing has demonstrated that the corrective actions taken to resolve the stability issue have been successful and manufacturing for the phase 3 trial has now recommenced.

Corporate Update
As a result of the signing of the letter of intent with Merck, we began a limited restructuring process for the Company to ensure that we have the right people and expertise to carry out the business of the Company, while we continue to carry out the transition of Stimuvax® responsibilities to Merck. Initially we have reduced our workforce by 14 employees at a cost of $1.4 million; however we will continue to maintain our core expertise in all necessary areas to take advantage of the opportunities presented to us. We expect further workforce reductions once we have clarity on how long the Merck transition will take and we understand more fully what expertise we need for potential new product candidates that we hope to in-license. As we have retained responsibility for manufacturing, positions associated with that activity will remain in place.

On April 3, 2006, we announced that Alex McPherson, M.D., Ph.D. will step down as the Company’s President and Chief Executive Officer following the Annual General Meeting scheduled for May 17, 2006. The Board has initiated a search process for Dr. McPherson’s successor. Edward Taylor, the Company’s Chief Financial Officer and Vice President Finance and Administration, has agreed to assume the role of President and Chief Executive Officer on an interim basis, if a successor has not been identified by the date of Dr. McPherson’s departure.

In January 2006, we completed a financing totaling U.S. $16.07 million (CDN. $18.4 million), before issue costs, with Rodman & Renshaw, LLC of New York acting as exclusive placement agent. The Company issued 10,572,368 units, each consisting of one common share and 0.25 of a warrant, at an issue price of U.S. $1.52. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of U.S. $2.50. The warrants have a 42 month term, from the date of closing, and a no-exercise period of six months. The financing closed at the end of January and was fully subscribed.

With this additional money in our treasury and the development program of Stimuvax® in the hands of Merck effective March 1, 2006, we are well positioned to begin further development of our follow-on vaccine, BGLP40, and assessing potential in-licensing opportunities. We are excited about the challenges of seeking new business and development opportunities as we move forward with a focus on building additional shareholder value through the development of a pipeline for the future of the Company.

Results of Operations
Financial results for the three months ended March 31, 2006 reflect a consolidated net loss from operations of $5.8 million or $0.07 per share compared to $4.4 million or $0.06 per share for the same period in 2005. The increased net loss of $1.4 million in 2006 arises from lower revenues of $0.4 million and lower investment and other income $0.2 million, combined with increases in research and development expenditures of $0.4 million and general and administrative expenses of $0.4 million. The increase in expenses primarily relates to workforce reduction costs of $1.4 million partially offset by decreased clinical expenditures in anticipation of finalizing the amendments to the agreements governing the collaboration with Merck for Stimuvax®.

Revenues
Contract research and development revenue for the three months ended March 31, 2006, totalling $0.3 million compared to $0.6 million for the same period in 2005, represents contract research and development funding received from Merck KGaA associated with Stimuvax®. The decrease in revenues is attributable to decreased clinical expenditures in anticipation of finalizing the amendments to the agreements governing the collaboration with Merck for Stimuvax®.

Licensing revenues from collaborative arrangements for the three months ended March 31, 2006, totalling $0.1 million compared to $0.1 million for the same period in 2005, represents the amortization of upfront payments received from Merck KGaA and an upfront sub-licensing fee from Cancer Vac upon commencement of the respective collaborations.

Licensing, royalties and other revenue for the three months ended March 31, 2006, were $0.2 million less than the similar period in 2005. Licensing, royalties and other revenue relates to contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Operating Expenses
Research and Development
Research and development expenditures for the three months ended March 31, 2006 totalled $4.0 million compared to $3.5 million for the same period in 2005. The increase of $0.5 million is primarily attributable to $1.2 million in workforce reduction costs partially offset by decreased clinical expenditures in anticipation of finalizing the amendments to the agreements governing the collaboration with Merck for Stimuvax®.

General and Administrative
General and administrative expenses for the three months ended March 31, 2006 totalled $2.1 million compared to $1.7 million for the same period in 2005. The increase of $0.4 million is primarily due to workforce reduction costs of $0.2 million and increased professional fees.

Marketing and Business Development
Marketing and business development expenditures for the three months ended March 31, 2006, totalling $0.2 million, was similar to the same period in 2005. Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies.

Amortization
Amortization expense for the three months ended March 31, 2006, totalling $0.1 million, was similar to the same period in 2005. Amortization expense relates to facility leaseholds and equipment, certain licensing rights, and other assets.

Investment and Other Income
Investment and other income for the three months ended March 31, 2006, totalling $0.2 million, compared to $0.4 million for the same period in 2005, comprises income from cash and investments and foreign exchange gains and losses. The decrease of $0.2 million is primarily attributable to foreign exchange gains which were nil for the three months ended March 31, 2006 compared to $0.2 million for the same period in 2005.

Liquidity and Capital Resources
Liquidity
As at March 31, 2006, our cash and cash equivalents and short-term investments were $33.8 million compared to $21.4 million at the end of 2005, an increase of $12.4 million or 58%. Major contributors to the net change included $17.5 million in net financing proceeds offset by $5.1 million used in operations, which includes workforce reduction costs of $0.7 million. With the additional net financing proceeds in our treasury, we now have sufficient funding to move forward with further development of BGLP40 and assessing in-licensing opportunities.

Working capital, defined as current assets less current liabilities, increased by $12.3 million from the end of 2005, to $32.2 million from $19.9 million and is attributable to a $12.4 million increase in cash reserves and a $0.9 million increase in prepaid expenses and other, offset by an increase of $0.3 million in accrued liabilities and a decrease of $0.7 million in accounts receivable. The increase in prepaid expenses and other primarily relates to deferred third party costs. The increase in accrued liabilities primarily relates to accrued workforce reduction costs and the decrease in accounts receivable primarily relates to reduced contract research and development funding as we began the process of transitioning most of the administrative and financial responsibilities for the development of Stimuvax® over to Merck in the first quarter of 2006.

Given that the development program for Stimuvax® will be in the hands of Merck effective March 1, 2006, coupled with the additional net financing proceeds which we were able to secure in January 2006, we believe that sufficient cash reserves are in place to operate well into the latter half of 2007 and potentially into early 2008.

Financing
In January 2006, we were able to raise U.S. $16.07 million (CDN. $18.4 million), before issue costs, by issuing 10,572,368 units, each unit consisting of one common share and 0.25 of a warrant, at an issue price of U.S. $1.52. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of U.S. $2.50. The warrants have a 42 month term and a no-exercise period of six months.

Capital Resources
Under the U.S. $100 million Base Shelf Prospectus registered with the applicable regulatory authorities in Canada and the U.S. on July 13, 2004, and expected to remain in place into the third quarter of 2006, just over U.S. $71 million is still available for future financings. In addition, there are 3.8 million warrants outstanding, at a weighted-average exercise price of U.S. $2.77. Based on our NASDAQ closing share price of U.S. $1.60 on March 31, 2006, the warrants outstanding are currently not in the money. Assuming continuing investor support for our equity offerings, and the successful registration of a planned new Base Shelf Prospectus in the third or fourth quarter of 2006, this form of financing mechanism should allow us to pursue financing opportunities in the foreseeable future.

Contractual Obligations and Contingencies
In our continuing operations, we have entered into long-term contractual arrangements from time to time for our facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The contractual obligations arising from these arrangements, currently in force over the next ten years, are disclosed in the MD&A section of our 2005 Annual Report. During the three months ended March 31, 2006, we did not enter into any new material long-term contractual obligations.

Off-Balance Sheet Arrangements
As at March 31, 2006, we have not entered into any off-balance sheet arrangements, except as disclosed in Note 15 Contingencies, Commitments, and Guarantees in the notes to our audited 2005 consolidated financial statements.

Transactions with Related Parties
During the three months ended March 31, 2006, we did not enter into any material transactions with related parties.

Outlook
Until one of our products receives regulatory approval and is successfully commercialized, we anticipate losses for at least the foreseeable future as our lead product candidate undergoes the final stages of clinical development. The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to our products, as well as any new initiatives. Finally, the duration of the pre-operating losses will depend on the scientific results of such clinical trials.

We expect that clinical development expenses will decline considerably in the second half of 2006 given that the development program for Stimuvax® will be in the hands of Merck effective March 1, 2006. Coupling this with the U.S. $16.07 million (CDN. $18.4 million), before issue costs, in financing we were able to secure in January 2006 and the expected cash inflows from collaborative funding arrangements, investment income, and technology licensing efforts, we believe that our cash and short-term investments in place will be sufficient to meet operating and capital requirements into the latter half of 2007 and potentially into early 2008.

We believe that we have in place several key value drivers that may increase shareholder value in the future. These include: a strong relationship with Merck; the planned advancement by Merck of Stimuvax® into a pivotal phase 3 registration trial; the possible advancement of clinical programs related to early stage technologies; and out-licensing opportunities for early stage product technologies. The key value drivers described above could be negatively impacted by many factors including: a decision by Merck not to move forward with or abandon the planned Stimuvax® phase 3 registration trial; Merck’s inability to successfully complete the planned Stimuvax® phase 3 registration trial; unfavorable results from the planned Stimuvax® phase 3 registration trial; ultimate denial or delay of regulatory approval; the inability to find collaborators or funding for our early stage technologies; and, a lack of interest in licensing our early stage technologies.

Risks and Uncertainties
The immediate risks and uncertainties facing Biomira may include, but are not limited to: changing market and industry conditions; clinical trial results; the establishment of new and continuation of existing corporate alliances; the impact of competitive products and their pricing; timely development of existing and new products; the difficulty of predicting regulatory approval and market acceptance for our products; our ability to secure and manufacture vaccine supplies for future clinical trials and commercialization activities on a consistent and economical basis; availability of capital or other funding; the ability to patent and defend our intellectual property; the ability to retain and recruit qualified personnel; and other risks, known or unknown.

Our ability to continue to generate cash to fund the advancement of clinical programs related to early stage technologies and out-licensing opportunities for early stage product technologies will depend on several factors. Among others, these include regulatory support for the planned phase 3 pivotal Stimuvax® registration trial; the availability of new financing through private and/or public offerings on acceptable terms; the timely advancement of clinical studies; the costs in obtaining regulatory approvals for our products, if such can be obtained; and the value and timing of securing licensing and collaborative arrangements in building our pipeline.

Other business risks and uncertainties have not changed significantly from those disclosed in the MD&A in our 2005 annual report and in other regulatory filings.

Critical Accounting Policies and Estimates
All of our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2005 Annual Report. As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, of the notes to our audited consolidated financial statements for the fiscal year ended December 31, 2005.

Changes in Accounting Policies
Non-Monetary Transactions
Effective January 1, 2006, we adopted the recommendations of CICA Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

We have determined that adoption of Section 3831 does not have an effect on our financial position or results of operations in the current period presented.

Implicit Variable Interests under AcG-15
Effective January 1, 2006, we adopted the recommendations of Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157). The new abstract addresses whether a company has an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances.

We have determined that adoption of EIC-157 does not have an effect on our financial position, results of operations or cash flows in the current period presented.

Supplemental Information
Summary of Quarterly Results
The following is selected quarterly consolidated financial information from our unaudited quarterly financial statements for each of the eight most recently completed quarters ending March 31, 2006. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

	For the three month period ended
(expressed in 000’s except per share data)	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005
Total Revenue	$380	$1,115	$1,338	$1,120
Research and development cost	$3,956	$4,455	$4,625	$4,320
Net loss	$(5,800)	$(4,388)	$(5,476)	$(4,803)
Basic and diluted loss per share	$(0.07)	$(0.05)	$(0.07)	$(0.06)
Common shares outstanding	89,389	78,817	78,817	78,817
Weighted average number of common shares outstanding	85,865	78,660	78,607	78,500

	For the three month period ended
(expressed in 000’s except per share data)	Mar. 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Total Revenue	$804	$974	$531	$6,493(1)
Research and development cost	$3,507	$3,198	$3,229	$3,358
Net (loss) income	$(4,358)	$(3,581)	$(4,804)	$1,012
Basic and diluted loss (income) per share	$(0.06)	$(0.05)	$(0.06)	$0.01
Common shares outstanding	78,360	78,340	72,562	72,562
Weighted average number of common shares outstanding	78,352	72,941	72,560	72,558

(1)The increased revenues for the three months ended June 30, 2004 resulted from the recognition into income of the remaining deferred licensing revenues related to Theratope®, totalling $5.9 million, due to the return of the Theratope® development and commercialization rights from Merck KGaA announced in June 2004.

Outstanding Share Data
As at April 14, 2006, the following classes of shares and equity securities potentially convertible into common shares were outstanding:

Class A preference shares (non-voting)	12,500
Class B preference shares (non-voting)	nil
Common shares	89,388,932
Convertible equity securities:
Stock options	4,230,253
Restricted share units	114,000
Warrants	3,825,937

Upon exercise or conversion, the stock options, restricted share units and warrants are convertible into an equal number of common voting shares. Had the outstanding stock options, restricted share units and warrants been fully exercised or converted, the aggregate number of common shares outstanding would be 97,559,122 as at March 31, 2006.

For details relating to the stock options, restricted share units and warrants, please refer to Notes 10 and 11 of the notes to the audited consolidated financial statements for the fiscal year ended December 31, 2005 and Note 3 of the unaudited interim consolidated financial statements for the three months ended March 31, 2006.

Forward-Looking Statements
This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; ability to retain or secure collaborative partners; ability to secure and manufacture vaccine supplies; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form and Proxy Circular, can be found on SEDAR at www.sedar.com or U.S. EDGAR at www.sec.gov.

BIOMIRA INC.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	March 31 2006	December 31, 2005	*

ASSETS
CURRENT
Cash and cash equivalents	$16,023	$9,264
Short-term investments	17,750	12,151
Accounts receivable	539	1,279
Prepaid expenses and other	1,236	284
	35,548	22,978
CAPITAL ASSETS, net	566	646
INTANGIBLE ASSET, net	349	375
LONG-TERM INVESTMENT	264	264
	$36,727	$24,263
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$3,111	$2,801
Current portion of capital lease obligation	46	45
Current portion of deferred revenue	207	207
	3,364	3,053
CAPITAL LEASE OBLIGATION	68	81
DEFERRED REVENUE	984	1,036
CLASS A PREFERENCE SHARES	30	30
	4,446	4,200
SHAREHOLDERS' EQUITY
Share capital (Notes 3 and 4)
Issued and outstanding - 89,388,932 and 78,816,564	389,447	375,497
Warrants (Note 3)	6,483	2,959
Contributed surplus (Note 4)	20,323	19,779
Deficit	(383,972)	(378,172)
	32,281	20,063
	$36,727	$24,263

(See accompanying notes to the consolidated financial statements)

(CAD $1.00 = USD $0.86)

*Figures excerpted from the 2005 audited consolidated financial statements.

BIOMIRA INC.
Consolidated Statements of Operations
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three Months Ended March 31
	2006	2005

REVENUE
Contract research and development	$324	$591
Licensing revenue from collaborative agreements	55	52
Licensing, royalties, and other revenue	1	161
	380	804
EXPENSES
Research and development	3,956	3,507
General and administrative	2,130	1,723
Marketing and business development	218	268
Amortization	106	84
	6,410	5,582
OPERATING LOSS	6,030	4,778
Investment and other income	237	420
Interest expense	(7)	-
NET LOSS	$5,800	$4,358

BASIC AND DILUTED LOSS PER SHARE	$0.07	$0.06

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	85,864,809	78,352,338

(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Deficit
(expressed in thousands of Canadian dollars)
(unaudited)

	Three Months Ended March 31
	2006	2005

DEFICIT, BEGINNING OF PERIOD	$378,172	$359,147
Net loss for period	5,800	4,358
DEFICIT, END OF PERIOD	$383,972	$363,505

(See accompanying notes to the consolidated financial statements)

BIOMIRA INC.
Consolidated Statements of Cash Flow
(expressed in thousands of Canadian dollars)
(unaudited)

	Three Months Ended March 31
	2006	2005

OPERATING
Net loss	$(5,800)	$(4,358)
Amortization	106	84
Stock compensation expense (Note 4)	544	190
Decrease in deferred revenue	(52)	(168)
Unrealized foreign exchange gain on cash and cash equivalents	(43)	(54)
Net change in non-cash working capital balances from operations
Accounts receivable	740	124
Prepaid expenses and other	(952)	5
Accounts payable and accrued liabilities	285	(282)
	(5,172)	(4,459)
INVESTING
Purchase of short-term investments	(17,174)	(14,978)
Redemption of short-term investments	11,575	15,606
Purchase of capital assets	-	(40)
	(5,599)	588
FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	17,499	(100)
Proceeds from exercise of stock options	-	42
Repayment of capital lease obligation	(12)	-
	17,487	(58)
NET CASH INFLOW (OUTFLOW)	6,716	(3,929)
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON
CASH AND CASH EQUIVALENTS	43	54
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,759	(3,875)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,264	19,887
CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,023	$16,012

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the period	$7	$-
Amount of income taxes paid in the period	$-	$-

(See accompanying notes to the consolidated financial statements)

BIOMIRA INC.
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended December 31, 2005, except as disclosed in Note 2 below.

Omitted from these statements are certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP. The consolidated financial statements and notes presented should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 filed with the appropriate securities commissions.

Comparative figures for prior periods have been restated to conform to the current period’s presentation.

2.	ACCOUNTING POLICY CHANGES

Non-monetary transactions

Effective January 1, 2006, the Company adopted the recommendations of CICA Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

The Company has determined that adoption of Section 3831 does not have an effect on our financial position or results of operations in the current period presented.

Implicit variable interests under AcG-15

Effective January 1, 2006, the Company adopted the recommendations of Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157). The new abstract addresses whether a company has an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances.

2.	ACCOUNTING POLICY CHANGES (continued)

The Company has determined that adoption of EIC-157 does not have an effect on our financial position, results of operations or cash flows in the current period presented.

3.	SHARE CAPITAL

	March 31 2006	December 31 2005
Common shares
Issued and outstanding, beginning of period	78,816,564	78,339,978
Equity placements	10,572,368	-
Exercise of warrants	-	454,679
Exercise of stock options	-	21,907
Issued and outstanding, end of period	89,388,932	78,816,564
Issued and outstanding as at April 14, 2006	89,388,932

	March 31 2006	December 31 2005
Warrants
Issued and outstanding, beginning of period	1,077,121	3,631,800
Issued	2,748,816	-
Exercised	-	(454,679)
Expired	-	(2,100,000)
Issued and outstanding, end of period	3,825,937	1,077,121
Issued and outstanding as at April 14, 2006	3,825,937
The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $2.50 to U.S. $3.45 per share.

In January 2006, the Company issued 10,572,368 common shares and 2,748,816 detachable warrants for proceeds of $18,389, before issue costs of $915, of which $25 is in accounts payable at March 31, 2006. Of the net proceeds, $13,950 and $3,524 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of US $2.50 and are not exercisable until after July 30, 2006, with the exception of 105,724 warrants that are not exercisable until after January 30, 2007. The 2,748,816 warrants expire on July 30, 2009.

The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

3.	SHARE CAPITAL (continued)

	March 31 2006	December 31 2005
Stock options
Outstanding, beginning of period	4,360,940	3,736,599
Granted	40,000	1,282,065
Exercised	-	(21,907)
Cancelled	(170,687)	(635,817)
Outstanding, end of period	4,230,253	4,360,940
Outstanding as at April 14, 2006	4,230,253
Stock options are exercisable at a range of exercise prices from $1.51 to $23.10 per share.

	March 31 2006	December 31 2005
Restricted Share Units
Outstanding, beginning of period	114,000	-
Granted	-	114,000
Outstanding, end of period	114,000	114,000
Outstanding as at April 14, 2006	114,000
Each restricted share unit will be converted into one common share at the end of the grant period (not to exceed five years) without any further consideration payable.

4.	STOCK-BASED COMPENSATION

Stock Option Plan

In the first quarter of 2006, stock compensation expense of $534 (2005 - $190) was recognized, representing the amortization applicable to the current period of the estimated fair value of stock options granted since January 1, 2002. The current period expense includes an adjustment of $274 relating to the workforce reduction described in Note 6. This adjustment includes the immediate expensing of the remaining unamortized fair value of the affected stock options and a modification adjustment relating to extension of the expiry date of the affected stock options to 24 months from the 6 months provided in the original stock option agreements.

An amount of nil (2005 - $29) arising from the exercise of stock options for the three months ended March 31, 2006 was credited to share capital from contributed surplus.

4.	STOCK-BASED COMPENSATION (continued)

The Company uses the Black-Scholes option pricing model to value the stock options at each grant date, under the following weighted average assumptions:

	Three Months Ended March 31
	2006	2005
Weighted average grant-date fair value per share option	$1.36	$1.86
Expected dividend rate	0.0%	0.0%
Expected volatility	107.05%	113.13%
Risk-free interest rate	4.16%	3.83%
Expected life of options in years	6.0	6.0
The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these stock options by the holders.

Restricted Share Unit Plan

In the first quarter of 2006, stock compensation expense of $10 (2005 - nil) was recognized, representing the amortization applicable to the current period of the estimated fair value of restricted share units granted.

5.	COLLABORATIVE AGREEMENTS

On January 26, 2006, Biomira announced the signing of a letter of intent to amend the agreements governing the collaboration between Biomira and Merck KGaA for Stimuvax® (formerly BLP25 Liposome Vaccine), currently in development for the treatment of non-small cell lung cancer (NSCLC).

Under the letter of intent, approved by the Boards of both Companies, effective March 1, 2006 Merck KGaA will assume most of the administrative and financial responsibility for the development and commercialization of Stimuvax®, including the planned phase 3 trial in NSCLC, which is expected to commence in the summer of 2006. Merck KGaA also plans to investigate the use of Stimuvax® to treat other types of cancer.

In return, under the letter of intent, Biomira’s co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck KGaA has agreed to pay on its sales of Stimuvax® in markets outside of North America (the Rest of World (ROW)). The royalty and other arrangements with respect to the ROW will remain generally unchanged (Merck KGaA to assume a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck KGaA pursuant to the collaboration will remain essentially the same. The agreed upon royalty rate for the U.S. territory reflects the current stage and promise of Stimuvax®.

5.	COLLABORATIVE AGREEMENTS (continued)

Under the letter of intent, Biomira will retain responsibility for manufacturing Stimuvax®, both for clinical trials and following any marketing approval. The existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory.

The Companies are currently in the process of revising the agreements governing the collaboration.

6.	WORKFORCE REDUCTION COSTS

As a result of the signing of the letter of intent described in Note 5, Biomira has initially reduced its workforce by 14 employees. In total, the Company recorded workforce reduction costs of $1,396 in the first quarter of 2006, of which $1,203 and $193 have been reported as research and development and general and administrative respectively in the consolidated statement of operations.

Once the transfer of the Stimuvax® phase 3 clinical trial activities to Merck KGaA has been completed, the Company will engage in a limited reorganization to reflect the reduced activities previously associated with Stimuvax®.

The following table provides details of the workforce reduction cost for the period ended March 31, 2006:

	Workforce	Cumulative		Accrued Workforce
	Reduction	Drawdowns		Reduction Costs at
	Costs	Cash	Non-Cash	March 31, 2006
Salaries and benefits	$1,088	$680	$-	$408
Stock compensation expense (Note 4)	274	-	274	-
Other	34	26	-	8
	$1,396	$706	$274	$416

7.	SEGMENTED INFORMATION

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and long-lived assets by geographic region for the periods indicated are as follows:

	Three Months Ended March 31
	2006	2005
Revenue from operations in
Canada	$23	$190
United States	-	1
Barbados	337	593
Europe	20	20
	$380	$804

7.	SEGMENTED INFORMATION (continued)

	Three Months Ended March 31
	2006	2005
Amortization in
Canada	$70	$52
United States	10	6
Barbados	26	26
	$106	$84

	March 31 2006	December 31 2005
Long-lived assets, net, in
Canada	$523	$593
United States	43	53
Barbados	349	375
	$915	$1,021

Long-lived assets and amortization consist of capital assets and intangible assets and the amortization of capital assets and intangible assets recorded thereon.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue and total revenue from transactions with those customers are as follows:

	Number of Customers	Revenue
2006	1	$371
2005	1	$638

Corporate Information

Share Registrar and Transfer Agents
Computershare Investor Services Inc.
Suite 600, 530 - 8 Ave SW
Calgary AB T2P 3S8
Canada
Phone: 1-800-564-6253 (toll free North America)
Phone: 1-514-982-7555 (International)
Fax: 1-888-453-0330 (toll free North America)
Fax: 1-416-263-9394 (International)
E-Mail: service@computershare.com
Internet: http://www.computershare.com

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq National Market: BIOM

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 241.

This release/report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in such statements, a number of which are set forth under the Management Discussion and Analysis section above. All forward-looking statements in this release/report are expressly qualified in their entirety by this cautionary statement and by the section on Forward-Looking Statements under the Management Discussion and Analysis section.

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: April 27, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer